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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*

      AMERICAN LOCKER GROUP INCORPORATED (formerly "AVM" Corporation)
                              (Name of Issuer)

                        COMMON STOCK $1.00 PAR VALUE
                       (Title of Class of Securities)

                                 027284108
                               (CUSIP Number)

Charles E. Harris, 1500 Oliver Building, Pittsburgh, PA 15222, 412-355-6730
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               April 16, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).                              SEC 1746 (12-91)



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                                SCHEDULE 13D
 CUSIP No. 027284108                              Page 2 of 4 Pages

    1  NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Harold J. Ruttenberg
            Social Security No. ###-##-####

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /_/
                                                                     (b) /_/
    3  SEC USE ONLY

    4  SOURCE OF FUNDS*
            Corporate Funds


    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)                                                /_/


    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

   NUMBER OF     7  SOLE VOTING POWER
    SHARES               145,499     See Items 2 and 5
 BENEFICIALLY
   OWNED BY
      EACH       8  SHARED VOTING POWER
   REPORTING             0
    PERSON
     WITH        9  SOLE DISPOSITIVE POWER
                         145,499     See Items 2 and 5

                10  SHARED DISPOSITIVE POWER
                         0

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            145,499     See Items 2 and 5

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           /_/


   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.8%     See Items 2 and 5

   14  TYPE OF REPORTING PERSON*
            IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                     STATEMENT OF INFORMATION REQUIRED
                      PURSUANT TO SECTION 13(d)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  Security and Issuer

     The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 15 West Second Street, Jamestown, New York 14702-1000.

ITEM 2.  Identity and Background

     This statement is filed by Harold J. Ruttenberg.

          Business Address:
                American Locker Group Incorporated
                300 South Craig Street
                Pittsburgh, Pennsylvania 15213

          Principal Occupation:
                Chairman, Chief Executive Officer and Treasurer, American Locker Group Incorporated

          During the last five (5) years, Mr. Ruttenberg:

             (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

             (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On April 16, 1996 Mr. Ruttenberg purchased a total of 13,000 shares of ALGI Common Stock in private transactions for a purchase price of $14.00 per share, or $182,000 in the aggregate.

ITEM 3.  Source and Amount of Funds or Other Consideration

     The source of funds for such purchase was $182,000 borrowed by Mr. Ruttenberg under a secured line of credit with Manufacturers and Traders Trust Company, Buffalo, New York.







                                Page 3 of 4
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ITEM 4.  Purpose of Transaction

     The purpose of the transaction is increase Mr. Ruttenberg's investment in ALGI Common Stock.


ITEM 5.   Interest in Securities of the Issuer

     Mr. Harold J. Ruttenberg beneficially owns 145,499 shares of ALGI Common Stock. The total shares reflected in numbered sections 7, 9 and 11 on page 2 hereof include 133,499 shares of ALGI common stock actually owned by Mr. Ruttenberg plus the 12,000 shares of ALGI common stock which Mr. Ruttenberg has this option to purchase under the American Locker Group Incorporated 1988 Stock Incentive Plan. The percentage ownership described in numbered paragraph 13 on page 2 hereof is calculated as set forth under Rule 13d-3(d)(1)(i) and is based on 145,499 shares beneficially owned by Mr. Ruttenberg divided by 816,196 shares (i.e. the 804,196 shares of ALGI Common Stock actually outstanding on April 16, 1996 plus the 12,000 shares of ALGI Common Stock which are subject to the option described above.

     Mr. Harold J. Ruttenberg disclaims beneficial ownership of (i) the 54,000 shares of ALGI Common Stock owned by his wife, Mrs. Katherine M. Ruttenberg; and (ii) the 2,583 shares of ALGI common stock owned by Rollform of Jamestown, Inc. Such shares are not included in the number or percentage of shares of ALGI Common Stock reported by Mr. Ruttenberg in this Schedule 13D.

     Except as described in Item 2 hereof, no transactions in ALGI Common Stock have been effected by Mr. Ruttenberg during the last 60 days.


ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Ruttenberg and any other person with respect to securities of ALGI.


ITEM 7.   Material to be Filed as Exhibits

          None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  April 19, 1996              /s/ Harold J. Ruttenberg
                                   ---------------------------
                                   Harold J. Ruttenberg




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